SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UniTek Global Services, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.00002 Per Share
 (Title of Class of Securities)

91324T 104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ronald J. Lejman
Chief Financial Officer and Treasurer
UniTek Global Services, Inc.
1777 Sentry Parkway West
Blue Bell, Pennsylvania 19422
(267) 464-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Justin W. Chairman, Esq.
Morgan Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
N/A	N/A

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

The filing of this Schedule TO shall not be construed as an admission by UniTek Global Services, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Certain Events

On September 14, 2010, UniTek Global Services, Inc. (the “Company”) filed with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-168854) (the “Registration Statement”) in which the Company disclosed that it is considering at some point in the future an offer to modify certain outstanding options, held by employees and directors of the Company, to purchase shares of the Company’s common stock, $0.00002 par value. The disclosure appearing in the Registration Statement regarding the Option Modification Program is as follows (share amounts reflect a proposed one-for-28 reverse split of the common stock, also discussed in the Registration Statement):

Option Modification Program

We are currently considering an option modification program pursuant to which we will offer to modify eligible options held by our employees and directors. Pursuant to the option modification program, each tendered eligible option accepted by the Company will be modified to vest and become exercisable based upon attainment of a preset stock price vesting target. In exchange for the modification of the eligible options, holders of the eligible options will receive restricted stock units. Alternatively, we are considering an option exchange program pursuant to which we will offer to exchange eligible options held by our employees and directors for replacement restricted stock units, or RSUs. RSUs would be granted under our 2009 Omnibus Equity and Incentive Compensation Plan and would be subject to certain vesting requirements and forfeiture to the extent an employee or director’s employment or service terminates before the restricted stock units vest. The shares of common stock underlying each restricted stock unit will be issued either upon vesting, or upon on the earliest to occur of certain payment events.

In determining which program to utilize, we are considering the financial, tax and accounting impacts of the programs. We have not made a determination as to which of these programs we will conduct and we may determine not to conduct either program. As a result, the specific terms and conditions of the programs have not been finalized.

As of September 14, 2010, options to purchase approximately 639,123 shares of our common stock were outstanding under our stock plans. We anticipate that the maximum number of restricted stock units granted under one of these programs will not exceed 410,714 restricted stock units.

Important Information

This report and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The exchange offer described herein has not yet been commenced, and may not be commenced in the future. At the time, if any, the exchange offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). Such documents will be mailed to holders of eligible options. The solicitation of offers to modify options or exchange them for RSUs will only be made pursuant to the offer to exchange, the letter of transmittal and related documents. Option holders are advised to read the offer to exchange, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the option modification program. Option holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to UniTek Global Services, Inc., Attention: Ronald J. Lejman, Chief Financial Officer, at (267) 464-1700, or on the Company’s corporate website at http://www.unitekgs.com.

1

Exhibit (a)(1)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UniTek Global Services, Inc.

/s/ Ronald J. Lejman
Ronald J. Lejman
Chief Financial Officer

Date: September 14, 2010